SCOTT T. MIKUEN Senior Vice President General Counsel and Secretary	1025 W. NASA Boulevard Mail Stop A-22D Melbourne, FL USA 32919 telephone: 321-727-9125 e-facsimile: 321-727-9616 e-mail: smikuen@harris.com www.harris.com

October 7, 2015

Ms. Tonya K. Aldave

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE, Mail Stop 3561

Washington, DC 20549

RE:	Harris Corporation
Form 10-K for the Fiscal Year Ended July 3, 2015
Filed August 31, 2015
File No. 001-03863

Dear Ms. Aldave:

Reference is made to the letter (the “Comment Letter”) dated September 24, 2015, containing comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission on Harris Corporation’s Annual Report on Form 10-K for the fiscal year ended July 3, 2015. On behalf of Harris Corporation (the “Company”), I submit this letter to confirm the telephone conversation on October 7, 2015, between you and Robert A. Johnson Jr., Vice President, Associate General Counsel – Corporate and Assistant Secretary of the Company, pursuant to which the Company requested and you agreed to a ten (10) business day extension of the due date for the Company’s response to the Comment Letter in order to allow the Company additional time to respond fully to the Staff’s comments. This letter confirms that, in accordance with the discussion between you and Mr. Johnson, the Company anticipates submitting its response to the Comment Letter on or before October 23, 2015 (which accounts for the Federal Government’s closure in observance of Columbus Day on October 12, 2015).

If you have any questions, please do not hesitate to contact me at (321) 727-9125.

Very truly yours,

By:	/s/ Scott T. Mikuen
Scott T. Mikuen
Senior Vice President, General Counsel and Secretary

cc:	Anne Nguyen Parker, Assistant Director, Office of Transportation and Leisure, Division of Corporation Finance, Securities and Exchange Commission
Miguel A. Lopez, Senior Vice President and Chief Financial Officer, Harris Corporation
Todd A. Taylor, Vice President, Principal Accounting Officer, Harris Corporation
Robert A. Johnson Jr., Vice President, Associate General Counsel – Corporate and Assistant Secretary, Harris Corporation